Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-173579 of our report dated September 17, 2010, except for Note 18, as to which the date is April 18, 2011, relating to the financial statements of LRI Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s entering into an Agreement and Plan of Merger on August 27, 2010), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 6, 2011